Organigram Secures Partnership with PAX as Brand Partner

  Partnership with PAX builds on Organigram’s commitment to both quality and a strong leadership position with next generation cannabis products
  Organigram plans to offer Edison Cannabis Co. brand PAX Era pods coast to coast, through the Company’s distribution arrangements in all of Canada’s ten provinces
  Estimates suggest vape pens currently represent the largest segment of edibles and derivative based products at approximately 23 per cent of U.S. sales based on form factori

MONCTON, June 7, 2019/CNW/ – Organigram Holdings Inc. (NASDAQ: OGI, TSX VENTURE: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis and extract-based products, is pleased to announce it has been selected as one of the four Canadian launch partners of PAX Era, the premium oil vaporizer created by PAX Labs, Inc., a leading consumer technology brand in the design and development of premium vaporizers for dry flower and concentrates, when concentrates become legal in Canada later this year.

Much like Organigram’s own Edison Cannabis Co. brand, the PAX portfolio features disruptive, industry-leading technology, on course to redefine the experience of vaping in Canada – and around the world. “Cannabis 2.0 – the next generation of legal, adult use cannabis products – represents a world of opportunity,” says Greg Engel. “Innovative partnerships with exceptional companies like PAX mean our own product offering grows and our customers have access to cutting-edge technology and cannabis experiences.” The agreement with PAX reflects Organigram’s own strategic commitment to growth and leadership through technology-driven innovation.

Organigram will produce and fill Edison Cannabis Company-branded pods specifically for the PAX Era platform. The pods will be filled onsite at Organigram’s Moncton facility at the Company’s Phase 5 refurbishment.

Organigram plans to work with and offer Edison Cannabis Co.-branded PAX Era pods to all 10 of its provincial partners to achieve coast to coast distribution. All sales and distribution will be subject to and in accordance with legislation related to extractable products in Canada.

Organigram has strategically been building up significant levels of concentrate in anticipation of the Cannabis 2.0 vape pens and edibles launch later in the 2019 calendar year.

“This is just the beginning,” says Engel. “Our team is constantly applying our best creative, consumer-focused thinking to developing exceptional, imaginative products that support our business objectives and delight our customers.”

About PAX Labs, Inc.

PAX is a leader in the design and development of premium app-controlled vaporization technologies and devices, for cannabis flower and concentrates. Headquartered in San Francisco, PAX has revolutionized the consumer experience through innovation and product design, and is committed to taking the guesswork out of cannabis with products that offer quality, transparency and predictability. PAX has sold more than 500,000 Era devices for oil concentrates and over one million devices in the flower vaporizer category. PAX is committed to its mission: establishing cannabis as a force for good. For more information, please visit ca.pax.com.

PAX Labs does not manufacture, produce or sell cannabis.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange-listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Co., Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the size of the edibles and derivatives market, ability to achieve adoption by the Company’s provincial partners, total expected market size based on estimates from U.S. experience, Organigram’s expected market position, consumer demand for products, timing for launch of product lines and brands and timing for implementation and effectiveness of the legal framework applicable to such product lines. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with new product categories, extrapolation from U.S. experience being representative of Canadian market size, provincial receptiveness to new product categories, delays in regulation and timing for implementation, and such risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653

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